Exhibit 99.4

SHAREHOLDERS’ CIRCULAR

dated 3 September 2014

for the purpose of the

Extraordinary General Meeting of

AVG TECHNOLOGIES N.V.

to be held on

14 October 2014

at 9.30 hours CET, at the offices of Allen & Overy LLP,

Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

IMPORTANT INFORMATION

This shareholders’ circular does not constitute an offer or invitation to sell, purchase or subscribe for any securities, or the solicitation of an offer to buy or subscribe for securities, in any jurisdiction and is not a prospectus as defined in article 5:2 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

This shareholders’ circular has been published by AVG Technologies N.V. (AVG) for the sole purpose of informing AVG’s shareholders (the AVG Shareholders) on the proposed acquisition of WaveMarket, Inc., doing business as Location Labs (Location Labs) (the Transaction).

The AVG Shareholders will be asked to approve the Transaction at the extraordinary general meeting of AVG to be held on 14 October 2014 at 9.30 hours CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the EGM).

Copies of this shareholders’ circular and the agenda (including the explanatory notes) for the EGM are available at AVG’s website (www.avg.com).

The information included in this shareholders’ circular reflects the situation on the date of this document. Neither the issue nor the distribution of this shareholders’ circular shall under any circumstances constitute a representation, confirmation or implication that the information contained herein is accurate and complete at any time subsequent to the date hereof and AVG expressly disclaims any obligation or undertaking to update, amend or supplement the information contained herein in any way to reflect facts or circumstances arising or occurring after the date of this shareholders’ circular.

Certain statements contained in this shareholders’ circular that are not historical facts are “forward-looking statements”. Such statements are based on AVG’s beliefs and projections and on information currently available to AVG. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond AVG’s control and all of which are based on AVG’s current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “intends”, “estimates”, “plans”, “assumes”, “anticipates”, “annualised”, “goal”, “target” or “aim” or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

Forward-looking statements involve inherent risks and uncertainties and speak only of the date they are made. AVG undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

This shareholders’ circular is governed by Dutch law and must be read and interpreted in accordance therewith. Any dispute arising in connection with this shareholders’ circular will be subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

CONTENTS

LETTER TO THE SHAREHOLDERS	4

INFORMATION ON THE TRANSACTION	5

Background and Information on Relevant Parties	5

Rationale for the Transaction	7

Support and Recommendation	9

Merger Agreement	10

Debt Financing Transaction	14

Location Labs Selected Financial Information	15

SCHEDULES	16

Definitions	16

Agenda and Explanatory Notes Thereto	18

Invitation to Attend the EGM	22

Fairness Opinion	24

LETTER TO THE SHAREHOLDERS

Amsterdam, 3 September 2014

Dear Shareholder,

We are pleased to invite you to the extraordinary general meeting of AVG to be held on 14 October 2014 at 9.30 hours CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands (EGM).

With this shareholders’ circular we intend to inform you on the proposed acquisition by AVG of the business of WaveMarket, Inc., doing business as Location Labs (Location Labs) (the Transaction).

The managing board and the supervisory board of AVG (the Managing Board and the Supervisory Board, respectively), having duly considered the strategic, economic, financial and social aspects of the Transaction, believe that the Transaction presents an attractive opportunity for the AVG Shareholders. The Managing Board and the Supervisory Board have therefore determined, after taking into account the interests of the AVG Shareholders, employees, creditors and other stakeholders of AVG, to fully and unequivocally recommend the Transaction to the AVG Shareholders for approval at the forthcoming EGM. We encourage all AVG Shareholders to vote in favour of the resolution described in this shareholders’ circular.

The agenda of the EGM and the explanatory notes thereto are set forth in Schedule 2. You can vote in person at the EGM or by submitting a proxy. For further information on the voting formalities, see the invitation to attend the EGM set forth in Schedule 3.

The Transaction is subject to EGM’s approval. In this regard, an affirmative vote of an absolute majority of the votes cast at the EGM is required to pass the resolution to approve the Transaction.

This document contains important information about the Transaction and we urge all AVG Shareholders to read it carefully before making any decision on this important matter.

We emphasize that it is important that AVG Shareholders make use of their voting rights in order to move towards completion of the Transaction.

Thank you for your continued support of AVG. We are looking forward to meeting you at the EGM on 14 October 2014.

Yours sincerely,

AVG TECHNOLOGIES N.V.

Gary Kovacs, CEO Managing Board

Dale L. Fuller, Chairman Supervisory Board

INFORMATION ON THE TRANSACTION

Background and Information on Relevant Parties

On 3 September 2014, the Managing Board and the Supervisory Board announced that AVG, AVG Technologies USA Inc, a wholly-owned indirect subsidiary of AVG (AVG USA) and WaveMarket, Inc., doing business as Location Labs (Location Labs) have entered into an agreement with Derailler Acquisition Corporation (Merger Sub) and Fortis Advisors LLC, as holder representative for each holder of stock and vested Options of Location Labs, for the proposed acquisition of Location Labs.

Background to the Transaction

AVG USA, Merger Sub and Location Labs intend to effect the acquisition by the merger of Merger Sub with and into Location Labs, with Location Labs as the surviving corporation of the merger and as a subsidiary of AVG USA.

The total consideration of the Transaction (the Total Consideration) consists of three components to be paid in cash: i) an initial payment (the Initial Payment) of approximately USD 140 million less the pro rata share of holders of unvested Options and holders of unvested RSUs of Location Labs of such amount, subject to customary closing adjustments, ii) an earn-out payment (the Earn-Out Payment) for an amount up to USD 78 million that is dependent on Location Labs achieving certain financial and other performance metrics for each year ending 2014 and 2015 and iii) an employee retention component for an amount up to USD 2 million (the Retention Component). With respect to the unvested Options and unvested RSUs, as such holders vest after Closing in accordance with the original schedule and terms of their Options or RSUs, they will have the right to receive their pro rata share of the Initial Payment. The Transaction is expected to close in the fourth quarter of 2014, on 15 October 2014, and is subject to customary closing conditions and approvals.

Simultaneous with the Transaction, AVG has entered into a secured debt financing arrangement for up to USD 300 million, a portion of which will be used to finance the acquisition of Location Labs and the remainder of which will be used for general corporate purposes, including future potential acquisitions.

The Managing Board and the Supervisory Board fully and unequivocally recommend that the AVG Shareholders approve the Transaction subject to the terms and conditions of the merger agreement governing the Transaction as described therein (the Merger Agreement).

Negotiation Process

In November 2013, AVG contacted Location Labs to learn more about the company, including, but not limited to, its business, operations, products, customers, partners, employees and culture. From November 2013 through January 2014, several meetings took place between members of the management of AVG and Location Labs, including face-to-face discussions and teleconferences among personnel involved in product, sales, engineering and strategy. In addition, AVG and Location Labs executed a Mutual Non-disclosure Agreement, dated 10 December 2013, whereby AVG was given access to certain confidential information of Location Labs to conduct a detailed level of preliminary due diligence. On 13 February 2014, AVG management presented a series of strategic alternatives to the Supervisory Board, including an overview of Location Labs.

After further meetings with Location Labs, in March 2014, AVG management, including its CEO and CFO, recommended that AVG investigate an acquisition of Location Labs by attempting to agree to a non-binding term sheet. The management team then briefed several members of the Supervisory Board who make up the subcommittee for mergers and acquisitions (the M&A Committee), including in particular its Chairman, Gabe Eichler, regarding the desire of AVG to provide Location Labs with a preliminary non-binding term sheet detailing the proposed terms pursuant to which AVG would acquire Location Labs. After taking into account the input of the M&A Committee, on 16 April 2014, AVG delivered the initial version of its non-binding term sheet to acquire Location Labs. Over the course of the next several weeks, numerous drafts were exchanged and the parties met several times, both in person and over the phone. On 12 June 2014, the parties executed the non-binding term sheet and commenced detailed due diligence.

AVG retained Bridge Street Securities, LLC, (Bridge Street) a broker-dealer registered in the United States (U.S.) with The Financial Industry Regulatory Authority (FINRA), as its financial advisor, Ernst & Young LLP as tax advisors and for financial, IT and operations risk diligence, and Allen & Overy LLP (A&O) as their Dutch legal advisors and Sideman & Bancroft LLP (Sideman) as their U.S. legal advisors in order to advise on the contemplated Transaction. Included in due diligence was a three day in-person session among key personnel from each company, review of the information about Location Labs which was provided in a comprehensive virtual data room, third party due diligence reports on finance, tax, IT and operations by Ernst and Young; and AVG’s outside counsel review of Location Labs by Sideman and A&O. During the week of 30 June 2014 AVG’s management updated members of the M&A Committee and on 11 July 2014, AVG management held an informal meeting of the M&A Committee to discuss the findings to date.

On 24 July 2014, a meeting of the Supervisory Board took place during which the potential Transaction and the status of the negotiations were discussed. After that meeting, the Managing Board continued its negotiations with Location Labs and its due diligence. On 14 August 2014, the Supervisory Board further discussed the potential Transaction and subsequently on 25 August 2014 the Supervisory Board approved the entering into the contemplated Transaction with Location Labs.

Information on Location Labs

Location Labs, providing “mobile security for humans,” powers mobile security services for AT&T, Sprint, T-Mobile, and Verizon in the U.S., as well as Telefonica internationally, on Google Android and will soon re-launch on Apple iOS operating systems. Launched in 2001, and headquartered in Emeryville, CA (near Silicon Valley), Location Labs has just over 200 employees, approximately 150 of which are at its headquarters with additional development in Gurgaon, India and sales personnel in Europe. Location Labs’ products include: (i) Controls, which provides analytics and controls to the user on the device and in the cloud regarding calls, messages and applications; (ii) Locator, which provides locations and alerts when the device goes beyond geo-fence, even when GPS is turned off and without client software; and (iii) Drive Safe, which disables texts, calls and applications when the device is moving. Location Labs’ Sparkle® mobile platform enables analytics, mobile device management and enhanced location remotely in the cloud and has been preloaded on approximately 20 million smartphones to date. Location Labs’ products are marketed and sold via direct carrier billing through the company’s mobile network operator partners (MNOs). Location Labs currently has 1.3 million monthly paid subscribers and has been recognized by the Inc. 500/5000 list of Fastest Growing American Companies for five consecutive years.

Rationale for the Transaction

The Managing Board and the Supervisory Board have determined that the Transaction serves the best interest of AVG and the AVG Shareholders and proposes that AVG Shareholders approve the Transaction and recommends that the AVG Shareholders, and other persons entitled to vote, vote in favor of the Transaction. Prior to reaching its determination to support the Transaction, the Managing Board and the Supervisory Board consulted with and received the advice of financial advisors and outside legal and tax counsels, discussed certain issues with Location Labs’ management and considered a variety of factors weighing positively in favor of the Transaction, including the following material factors:

Significantly enhances AVG’s leadership position in mobile security software

•	Will create a unique comprehensive consumer mobile business, delivering unprecedented scale in product, users and revenue.

•	Creates one of the broadest product portfolios in the industry for mobile security by combining Location Labs’ proven innovative platform of personal security products with AVG’s industry-recognized mobile portfolio resulting in a unique and comprehensive consumer mobile business that will give customers a safer, simpler and more enjoyable connected experience.

•	Expands the definition of security by providing protection to the person/family.

•	Combines Location Labs’ 1.3 million paid monthly mobile subscribers with AVG’s user base of 85 million mobile devices.

•	Will add a significant offering in the iOS ecosystem to AVG’s existing presence in the Android market.

•	Adds a large mobile focused team with a track record of innovation and delivery in the heart of mobile innovation, Silicon Valley.

Diversifies AVG’s go-to-market channel presence by adding relationships with MNOs in the U.S., including AT&T, Verizon, Sprint and T-Mobile, and in Europe with Telefonica

•	Accelerates AVG’s ability to serve the $25 billion worldwide mobile operator market.

•	Location Labs has a robust sales network that includes the Internet, mobile, retail, and customer care outlets, and has deep integrations into the MNO billing, customer relationship management (CRM) and customer data record (CDR) systems which enhances the customer’s ability to purchase products more easily.

Combined product and services portfolio creates a compelling value proposition for MNOs

•	Providing value-added services and targeting family plans (multi-line) amongst their subscriber base are two key focus areas for MNOs. Combining AVG’s proven consumer product portfolio with Location Labs’ MNO service delivery platform will create an extremely competitive market proposition for the MNO market.

Opportunity for international expansion

•	Location Labs has been primarily focused on the U.S. market to date. The Transaction provides AVG the opportunity to leverage its global footprint and accelerate Location Labs’ penetration in non-U.S. markets, where Location Labs has identified MNO opportunities that represent nearly one billion mobile subscribers.

Financially attractive

•	The transaction is expected to be dilutive to AVG’s fourth quarter 2014 Non-GAAP earnings per share by approximately $0.05 per share or approximately 10%. AVG expects the Transaction to be neutral to 2015 Non-GAAP earnings per share and accretive thereafter.

•	The earn-out structure of the Transaction allows the purchase price to be aligned with financial performance of Location Labs and enhances the likelihood of retaining and motivating key employees.

Strong intellectual property portfolio and technology platform

•	Location Labs’ technology platform and deep integration with MNO systems, enables them to provide many functions that other competing vendors are unable to provide, thus increasing the strategic benefit to MNOs with multi-line accounts.

•	Location Labs has strong intellectual property leadership. It has filed 120 U.S. patent applications and been awarded 31 U.S. patents in the areas of location (including core patents on geofencing), device management, and privacy.

Experienced management team in MNO valued-added mobile services

•	The Transaction adds a world-class management team that has significant experience in the MNO service delivery market and has extensive experience and relationships with tier 1 MNO providers around the world. Location Labs employees are expected to remain with the company.

Support and Recommendation

In reaching their decision to agree to the Transaction and to recommend that the AVG Shareholders approve the Transaction subject to the terms and conditions of the Merger Agreement, the Managing Board and the Supervisory Board considered both the financial and non-financial consequences of the Transaction in consultation with its advisors.

The Managing Board and the Supervisory Board determined, having duly considered the strategic, economic, financial and social aspects of the Transaction, that the Transaction is in the best interests of AVG and all its stakeholders, including all the AVG Shareholders. The Managing Board and the Supervisory Board have conducted discussions with Bridge Street as financial advisors, Ernst & Young LLP as tax advisors and for financial, IT and Operations risk diligence, and Sideman & Bancroft LLP as their US legal advisors and Allen & Overy LLP as their Dutch legal advisors. The Supervisory Board received a fairness opinion from Bridge Street stating that the Total Consideration to be paid by AVG in the Transaction is fair, from a financial point of view, to AVG (see Schedule 4 of this shareholders’ circular).

The Managing Board and the Supervisory Board recommend that the AVG Shareholders approve the Transaction subject to the terms and conditions of the Merger Agreement as described therein.

The board of directors of Location Labs has determined that the Transaction is in the best interests of Location Labs and the stockholders of Location Labs, approved and declared advisable the Transaction contemplated by the Merger Agreement, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and recommended that its stockholders adopt the Merger Agreement.

AVG does not have a works council which it could ask to give its point of view on the Transaction under section 2:107a of the Dutch civil code.

Merger Agreement

4.1 Consideration

The consideration of the Transaction consists of three components to be paid in cash: i) the Initial Payment of approximately USD 140 million less the pro rata share of holders of unvested Options and holders of unvested RSUs of Location Labs of such amount, subject to customary closing adjustments, ii) the Earn-Out Payment for an amount up to USD 78 million and iii) the Retention Component for an amount up to USD 2 million. With respect to the unvested Options and unvested RSUs, as such holders vest after Closing in accordance with the original schedule and terms of their Options or RSUs, they will have the right to receive their pro rata share of the Initial Payment.

The Initial Payment will be paid by AVG at the date of the closing of the Transaction (the Closing Date).

The Earn-Out Payment consists of an amount up to USD 78 million and is dependent on Location Labs achieving certain financial and other performance metrics for each year ending 31 December 2014 (the Year 1 Earn-Out) and 31 December 2015 (the Year 2 Earn-Out). Generally, the Year 1 Earn-Out consists of an amount up to USD 46.8 million and is payable in 2015 and the Year 2 Earn-Out consists of an amount up to USD 31.2 million and is payable in 2016.

The Retention Component consists of an amount up to USD 2 million and will be paid to certain Location Labs employees who continue to be employed by Location Labs from the Closing Date until the date when the amount Year 2 Earn-Out is finally determined in accordance with the Merger Agreement.

4.2 Escrow

At the Closing Date, AVG USA will deposit with Wells Fargo Corporate Escrow and Trust Services (the Escrow Agent) an amount of USD 15 million in cash (the Escrow Amount). The Escrow Amount shall be held in trust by the Escrow Agent pursuant and shall be released in accordance with the terms of the escrow agreement (the Escrow Agreement). In addition to the USD 15 million in cash, an amount in cash equal to USD 2.5 million (the Specified Matter Escrow Amount) will be deposited with the Escrow Agent.

The Escrow Amount and the Specified Matter Escrow Amount shall be available to reimburse AVG USA, Merger Sub and Location Labs against the losses described below under paragraph 4.6 (Indemnities).

Fifteen months after the Closing Date, the Escrow Agent shall deliver to Fortis Advisors LLC all of the then-remaining Escrow Amount, if any, in excess of any amounts reasonably necessary to continue to serve as security for claims set forth in any escrow claim notices.

Following the settlement and conclusion of (i) litigation matters against Location Labs and (ii) lawsuits against any third party to whom Location Labs has any indemnity obligations, in each case in connection with certain specified matters the Escrow Agent shall deliver to Fortis Advisors LLC all of the then-remaining Specified Matter Escrow Amount, if any, in excess of any amounts reasonably necessary to continue to serve as security for claims set forth in any escrow claim notices.

4.3 Conditions precedent

The closing of the Transaction (the Closing) is conditional upon satisfaction of certain conditions precedent. Amongst others, the following conditions (Conditions Precedent) must be satisfied or waived:

a)	Approval of the Transaction by the EGM;

b)	The representations and warranties included in the SPA (collectively, the Representations) being true and correct;

c)	Performance of and compliance with the covenants and obligations of the Merger Agreement;

d)	Execution and delivery of the Escrow Agreement;

e)	No material adverse effect having occurred;

f)	No revocation of acceptance of employment with AVG by certain key employees of Location Labs;

g)	Evidence of approval of the Merger by the holders of at least 90% in voting power of shares of Location Labs;

h)	The execution and delivery of certain certificates;

i)	Resignations of certain directors and officers;

j)	Approval of Committee on Foreign Investment in the United States (CFIUS);

k)	Opinion letter of legal counsel Goodwin Procter LLP has been delivered;

l)	No governmental or judicial prohibition prohibiting or seeking to prohibit the Transaction;

m)	Clearance of the Transaction by U.S. anti-trust authorities.

4.4 Representations and Warranties

The Representations are common for a transaction of this nature.

4.5 Termination and long-stop date

The Merger Agreement may, amongst others, be terminated and the Transaction abandoned at any time prior to the Closing Date regardless of whether the Merger Agreement and/or the Transaction has been approved by the stockholders of Location Labs:

•	By written agreement of Location Labs, Merger Sub and AVG USA;

•	By either AVG USA or Location Labs, if the Closing Date has not occurred by 120 days after the execution date of the Merger Agreement (the Long-stop Date).

The Long-stop Date shall be extended for an additional 40 days in the event that the Closing Date has not yet occurred due to the fact that Condition Precedent (m) has not been satisfied;

•	By AVG USA or Location Labs, if (i) there is a non-appealable order of a governmental entity or (ii) there is any law, that would make consummation of the Transaction illegal;

•	By AVG USA, if a governmental entity or law would prohibit AVG USA’s or Location Labs’ ownership or operation of any material portion of the business of Location Labs;

•	By AVG USA or Location Labs as a result of the breach of a Representation or covenant of the Merger Agreement by the other party, under certain conditions;

•	By Location Labs, if all the conditions precedents addressed to Location Labs are satisfied and Location Lab has not breached any obligation under the Merger Agreement, or any Representation, and Location Lab is on the Closing Date still willing to consummate the Transaction, and (i) on the Long-stop Date, the EGM has not approved the Transaction (ii) prior to the Long-stop Date, AVG failed to take steps to hold an EGM and other actions required under a covenant under the Merger Agreement related AVG shareholder approval (iii) on the Long-stop Date, no proceeds of the debt financing described in paragraph “Debt Financing Transaction” have been received by AVG or (iv) prior to the Long-stop Date, the Representations and/or covenants under the Merger Agreement related to the debt financing have been breached.

•	By Location Labs, in the event AVG, AVG Technologies USA Inc and/or Merger Sub breached Conditions Precedent (b) or (c) described above and Location Lab is not in material breach of the Merger Agreement, and the breach has not been cured within 20 business days after written notice thereof; or

•	By AVG USA, in the event Condition Precedent (e) has not been satisfied by Location Lab and such breach has not been cured within 30 business days after written notice thereof.

4.6 Indemnities

The stockholders and the vested holders of Options of Location Labs indemnify AVG USA, Merger Sub and Location Labs against all losses arising from:

a)	The failure of any Representation of Location Labs to be correct;

b)	Any failure of Location Labs to comply with the covenants of the Merger Agreement;

c)	Any payment in respect of Dissenting Shares in excess of the consideration that would otherwise have been payable in respect of such shares;

d)	Certain information in relation to the stockholders and the vested holders of Options of Location Labs and the calculation of the consideration, to be provided by Location Labs, to be incorrect or inaccurate;

e)	Certain claim(s) of one or more existing or former equity holders regarding, among other things, such person’s status as an equity holder;

f)	Claims related to the infringement of third party’s intellectual property rights;

g)	Certain specified matters, such as certain existing litigation claims;

h)	Liability of Location Labs resulting from so-called “excess parachute payments” under U.S. tax laws;

i)	Certain claims for indemnification or expense reimbursement by or in respect of any current or former officer, director or agent of Location Labs; or

j)	Certain taxes of Location Labs and its subsidiaries.

(The Indemnities). The Indemnities are subject to certain market standard limitations.

4.7 Termination Fees

To create deal certainty and to cover expenses of Location Labs in the event of termination as described below, AVG and AVG USA agreed to two potential termination fees (Termination Fees). AVG or AVG USA shall pay to Location Labs a Termination Fee of:

a)	1% of the Total Consideration, in the event the Merger Agreement is terminated by Location Labs because the EGM has not approved the Transaction;

b)	3% of the Total Consideration, in the event the Merger Agreement is terminated because (i) no proceeds of the debt financing described in paragraph “Debt Financing Transaction” have been received by AVG or (ii) the Representations or covenants under the Merger Agreement related to the debt financing have been breached.

In no event shall both of the Termination Fees in (a) and (b) be due and payable by AVG or AVG USA.

Debt Financing Transaction

Simultaneous with the Transaction, AVG has entered into a commitment letter with Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc., HSBC Bank Plc and HSBC Bank USA, N.A. for senior secured credit facilities in the amount of up to USD 300 million. The facilities will consist of a Term Loan B in the amount of up to USD 250 million and a Revolving Credit Facility (the RCF) in the amount of up to USD 50 million. The tenor of the Term Loan B is 6 years and the tenor of the RCF is 5 years.

The facilities will primarily be used for (i) the acquisition of Location Labs, (ii) the refinancing of existing indebtedness, (iii) fees, costs and expenses associated with the Transaction and (iv) working capital needs, capital expenditures and (v) general corporate purposes, including future potential acquisitions.

The RCF and the Term Loan B will bear interest at floating rates over LIBOR or base rate at margins determined by reference to a leverage ratio (Net Debt / EBITDA). The Term Loan B includes a LIBOR floor of 1%.

The facilities include customary representations and warranties, affirmative and negative covenants and events of default. A maximum net leverage ratio financial covenant shall apply for the benefit of the RCF only.

HSBC will be the sole lender of the RCF. This facility under US law will replace the existing one under UK law which is also provided by HSBC.

The additional debt AVG is taking on for general corporate purposes, including future potential acquisitions is expected to be dilutive to AVG’s fourth quarter 2014 Non-GAAP earnings per share by approximately $0.02 per share or approximately 5% and dilutive to AVG’s 2015 Non-GAAP earnings per share by approximately $0.08 per share or approximately 3%.

Location Labs Selected Financial Information

Consolidated Statement of Operations and Comprehensive Income

($ in thousands)

	Audited	Unaudited
	Year Ended December 31, 2013	6 Months Ended June 30, 2014
Revenue	$27,357	$16,250
Costs and Expenses
Cost of Revenue	2,659	2,006
Sales and marketing	2,104	953
Product development	9,701	5,993
General administrative	4,308	2,852
Amortization and depreciation	3,136	1,818

Total costs and expenses	21,908	13,622

Income from operations	5,449	2,628
Interest expense	(1,010)	(497)
Other income (loss)	70	(30)

Income before provision for income taxes	4,509	2,101
Provision for income taxes	899	212

Net Income	$3,610	$1,889

Unrealized currency translation loss	(38)	14

Total comprehensive Income	$3,572	$1,903

SCHEDULE 1

Definitions

A&O means Allen & Overy LLP;

AVG means AVG Technologies N.V.;

AVG USA means AVG Technologies USA Inc, a wholly-owned indirect subsidiary of AVG;

AVG Shareholders means AVG’s shareholders;

Bridge Street means Bridge Street Securities, LLC;

Closing means the closing of the Transaction;

Closing Date means the date of the Closing;

Completion means the completion of the Transaction;

Conditions Precedent means the conditions precedent set out in section 4.3 of this shareholders’ circular;

Debt Commitment Letter means the debt commitment letter issued by Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and HSBC Bank Plc;

Dissenting Shares means all the shares of Location Labs that are outstanding prior to the Closing Date and that are held by a stockholder who has validly exercised and perfected appraisal or dissenters rights for such shares in accordance with the Delaware or California General Corporation Law;

Earn-Out Payment means the earn-out consideration comprised of (a) up to USD 36 million payable pursuant to the Merger Agreement to be paid after the calendar year ending 31 December 2014 and 31 December 2015 respectively; and (b) up to USD 42 million payable to holders of Class B common stock of Location Labs part of which is to be paid after the one year anniversary of the Closing Date and the remaining portion shall be paid after the calendar year ending 31 December 2015;

EGM means AVG’s extraordinary general meeting of shareholders to be held at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands on 14 October, 2014 at 9.30 CET;

Escrow Agent means Wells Fargo Corporate Escrow and Trust Services;

Escrow Amount means the USD 15 million in cash to be deposited by AVG at the Closing Date with the Escrow Agent;

Escrow Agreement means the Escrow Agreement as defined in the Merger Agreement;

Location Labs means WaveMarket, Inc., doing business as Location Labs;

Long-stop Date is the date 120 days after the execution date of the Merger Agreement;

Indemnities means the indemnities included in the Merger Agreement which are summarized in paragraph 4.6 of this shareholders’ circular;

Initial Payment means the consideration to be paid at the Closing Date;

M&A Committee means who make up the subcommittee of the Supervisory Board responsible for mergers and acquisitions;

Managing Board means AVG’s board of management;

Merger Agreement means the merger agreement governing the Transaction;

Options means the outstanding stock options issued by Location Labs;

RCF means the Revolving Credit Facility;

RSUs means the outstanding restricted stock units issued by Location Labs;

Retention Component means the retention component consideration to be paid after the calendar year ending 31 December 2015;

Sideman means Sideman & Bancroft LLP;

Specified Matter Escrow Amount means the USD 2.5 million to be deposited at the Closing Date with the Escrow Agent;

Supervisory Board means AVG’s supervisory board;

Termination Fee means the termination fees agreed under the Merger Agreement, which are described in paragraph 4.7 of the shareholders’ circular;

Total Consideration means the Initial Payment and the Earn-Out Payment combined;

Transaction has the meaning set out in the Letter to Shareholders.

U.S. means United States;

WaveMarket means WaveMarket, Inc., doing business as Location Labs;

Year 1 Earn-Out means the component of the Earn-out Payment which is payable in 2015;

Year 2 Earn-Out means the component of the Earn-out Payment which is payable in 2016.

SCHEDULE 2

Agenda and Explanatory Notes Thereto

AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Extraordinary General Meeting of Shareholders (the EGM) of AVG Technologies N.V. (the Company),

to be held on 14 October 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Corporate Governance > Shareholders Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Approval of the proposed acquisition by the Company of the business of WaveMarket Inc., doing business as Location Labs.

On 3 September 2014, AVG announced its intention to take over of the business of Wavemarket, Inc., doing business as Location Labs (the Transaction).

The total consideration of the Transaction (the Total Consideration) consists of three components to be paid in cash: i) an initial payment (the Initial Payment) of approximately USD 140 million less the pro rata share of holders of unvested Options and holders of unvested RSUs of Location Labs of such amount, subject to customary closing adjustments, ii) an earn-out payment (the Earn-Out Payment) for an amount up to USD 78 million that is dependent on Location Labs achieving certain financial and other performance metrics for each year ending 2014 and 2015 and iii) an employee retention component for an amount up to USD 2 million (the Retention Component). With respect to the unvested Options and unvested RSUs, as such holders vest after Closing in accordance with the original schedule and terms of their Options or RSUs, they will have the right to receive their pro rata share of the Initial Payment. The Transaction is expected to close in the fourth quarter of 2014 on, 15 October 2014, and is subject to customary closing conditions and approvals.

The terms and conditions of and the further details of the Transaction are set out in the shareholders’ circular made available by AVG to its shareholders on AVG’s website on the date of publication of this agenda and explanatory notes thereto.

Rationale

The Managing Board and the Supervisory Board have determined that the Transaction serves the best interest of AVG and AVG’s shareholders and proposes that AVG shareholders approve the Transaction and recommends that the AVG shareholders, and other persons entitled to vote, vote in favor of the Transaction. Prior to reaching its determination to support the Transaction, the Managing Board and the Supervisory Board consulted with and received the advice of financial advisors and outside legal and tax counsels, discussed certain issues with Location Labs’ management and considered a variety of factors weighing positively in favor of the Transaction, including the following material factors:

Significantly enhances AVG’s leadership position in mobile security software

•	Will create a unique comprehensive consumer mobile business, delivering unprecedented scale in product, users and revenue.

•	Creates one of the broadest product portfolios in the industry for mobile security by combining Location Labs’ proven innovative platform of personal security products with AVG’s industry-recognized mobile portfolio resulting in a unique and comprehensive consumer mobile business that will give customers a safer, simpler and more enjoyable connected experience.

•	Expands the definition of security by providing protection to the person/family.

•	Combines Location Labs’ 1.3 million paid monthly mobile subscribers with AVG’s user base of 85 million mobile devices.

•	Will add a significant offering in the iOS ecosystem to AVG’s existing presence in the Android market.

•	Adds a large mobile focused team with a track record of innovation and delivery in the heart of mobile innovation, Silicon Valley.

Diversifies AVG’s go-to-market channel presence by adding relationships with MNOs in the U.S., including AT&T, Verizon, Sprint and T-Mobile, and in Europe with Telefonica

•	Accelerates AVG’s ability to serve the $25 billion worldwide mobile operator market.

•	Location Labs has a robust sales network that includes the Internet, mobile, retail, and customer care outlets, and has deep integrations into the MNO billing, customer relationship management (CRM) and customer data record (CDR) systems which enhances the customer’s ability to purchase products more easily.

Combined product and services portfolio creates a compelling value proposition for MNOs

•	Providing value-added services and targeting family plans (multi-line) amongst their subscriber base are two key focus areas for MNOs. Combining AVG’s proven consumer product portfolio with Location Labs’ MNO service delivery platform will create an extremely competitive market proposition for the MNO market.

Opportunity for international expansion

•	Location Labs has been primarily focused on the U.S. market to date. The Transaction provides AVG the opportunity to leverage its global footprint and accelerate Location Labs’ penetration in non-U.S. markets, where Location Labs has identified MNO opportunities that represent nearly one billion mobile subscribers.

Financially attractive

•	The transaction is expected to be dilutive to AVG’s fourth quarter 2014 Non-GAAP earnings per share by approximately $0.05 per share or approximately 10%. AVG expects the Transaction to be neutral to 2015 Non-GAAP earnings per share and accretive thereafter.

•	The earn-out structure of the Transaction allows the purchase price to be aligned with financial performance of Location Labs and enhances the likelihood of retaining and motivating key employees.

Strong intellectual property portfolio and technology platform

•	Location Labs’ technology platform and deep integration with MNO systems, enables them to provide many functions that other competing vendors are unable to provide, thus increasing the strategic benefit to MNOs with multi-line accounts.

•	Location Labs has strong intellectual property leadership. It has filed 120 U.S. patent applications and been awarded 31 U.S. patents in the areas of location (including core patents on geofencing), device management, and privacy.

Experienced management team in MNO valued-added mobile services

•	The Transaction adds a world-class management team that has significant experience in the MNO service delivery market and has extensive experience and relationships with tier 1 MNO providers around the world. Location Labs employees are expected to remain with the company.

Proposal

Pursuant to article 2:107a of the Dutch Civil Code and Article 17.1(c) of the articles of association of AVG, the Board of Management and the Supervisory Board request the general meeting to approve the Transaction.

3.	Questions

4.	Close

SCHEDULE 3

Invitation to Attend the EGM

AVG TECHNOLOGIES N.V.

AVG TECHNOLOGIES N.V.

Notice of Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders of AVG Technologies N.V., having its official seat in Amsterdam, the Netherlands (the Company), will be held on 14 October 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The language of the meeting will be English.

AGENDA

The agenda of the meeting includes the following items:

1.	Opening and announcements

2.	Approval of the proposed acquisition by the Company of the business of WaveMarket Inc., doing business as Location Labs*

3.	Questions

4.	Close

The item marked * is a voting item. The Extraordinary General Meeting will vote on this matter regardless of the number of shareholders present and of the number of shares represented, and a resolution in favour of this agenda item will be adopted by a simple majority of the votes validly cast by shareholders present or represented.

Copies of a shareholders’ circular relating to the Extraordinary General Meeting and the full agenda, including explanatory notes thereto are available for inspection, and can be obtained free of charge, at the office of the Company in Amsterdam (AVG Technologies N.V., Gatwickstraat 9, 1043 GL Amsterdam) and are also published on the Company’s website at http://investors.avg.com.

ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 16 September 2014 (the Record Date) or those who hold a valid proxy for the Extraordinary General Meeting are entitled to take part and vote at the Extraordinary General Meeting. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (the Registered Shareholders) and for shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the Beneficial Owners), the conditions for attendance at the Extraordinary General Meeting are as follows:

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address ir@avg.com no later than on 9 October 2014, at 24.00 hours CET; and

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the Extraordinary General Meeting. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address ir@avg.com no later than on 9 October 2014, at 24.00 hours CET and (ii) bring the proxy received from their financial intermediary to the Extraordinary General Meeting.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving licence).

PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, and/or her replacement and/or each (junior) civil law notary of Allen & Overy. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of AVG Technologies N.V. (Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands) and at http://investors.avg.com. To be counted, a duly completed and executed proxy must have been received by Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam) or, if sent in pdf-form electronically at her e-mail address: joyce.leemrijse@allenovery.com, no later than on 9 October 2014, at 24:00 hours CET.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: AVG Technologies N.V., Investor Relations, Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands. Email: ir@avg.com.

Amsterdam, the Netherlands, 3 September 2014.

AVG Technologies N.V.

The Supervisory Board

SCHEDULE 4

Fairness Opinion

Bridge Street Securities, LLC

135 Main Street, 12th Floor

San Francisco, CA 94105

August 25, 2014

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

Gentlemen:

We understand that AVG Technologies USA, Inc. a Delaware corporation (“AVG USA”), Derailleur Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of AVG USA (“Merger Sub”), Wavemarket, Inc., a Delaware corporation doing business as Location Labs (“Location Labs”), Fortis Advisors LLC , a Delaware limited liability company, as Holder Representative (“Fortis”) and AVG Technologies N.V., a company formed pursuant to the laws of The Netherlands (“AVG”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which AVG USA, Merger Sub, and Location Labs will effect a merger of Merger Sub with and into Location Labs with Location Labs a the surviving corporation of the merger and AVG USA owning 80.0% of the equity securities of Location Labs upon completion of the merger (the “Merger”). Subsequent to the Merger, AVG USA will acquire the remaining 20% of Location Labs it did not acquire in the Merger through redemption or repurchase of all of Location Labs’ Class B Common Stock which stock will not be cancelled in the Merger (the “Minority Interest Acquisition”). Taken together, the Merger and Minority Interest Acquisition are referred to herein as the “Transaction.” The aggregate amount of consideration to be paid to the security holders of Location Labs in the Transaction is referred to herein as the “consideration.” You have provided us with a copy of the Agreement (including all exhibits and schedules thereto) in substantially the form to be executed by the parties thereto.

You have asked us to render our opinion as to whether the Consideration to be paid by AVG in the Transaction is fair, from a financial point of view, to AVG.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement and certain related documents;

•	met with certain members of Location Labs’ senior management to discuss Location Labs’ business operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Location Labs’ historical financial results, including its audited financial statements for the four years ended December 31 2013, and it unaudited financial statements for the six month period ended June 30, 2014;

•	reviewed certain operating and financial information relating to Location Labs’ business and prospects, including financial projections for the three years ended December 31, 2016, all a prepared and provided to us by Location Labs’ management (the “Location Labs Management Projection”);

•	met with certain members of AVG’s senior management to discuss Location Labs’ business, operations, historical and projected financial results and future prospects;

•	reviewed certain operating and financial information relating to Location Labs’ business and prospects, including financial projections for the four years ended December 31, 2017, all as prepared and provided to us by AVG’s management (the “Location Labs Projections”);

•	reviewed AVG’s Annual Reports to Shareholder and Annual Report on Form 20-F for the years ended December 31, 2011, 2012 and 2013 and its Current Reports on Form 6-K filed since the end of the year ended December 31, 2013;

•	met with certain member of AVG’s senior management to discuss AVG’s business, operations, historical and projected financial result and future prospects;

•	reviewed certain operating and financial information relating to AVG’s business and prospects, including financial projection for the quarterly periods ended June 30 2014 September 30 2014 and December 31 2014 and the five years ended December 31, 2018 all as prepared and provided to us by AVG’s management (the “AVG Projections”);

•	reviewed certain estimates of revenue enhancements, cost savings and other combination benefits expected to result from the Transaction, all a prepared and provided to us by AVG’s management (the “Synergies”);

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of AVG;

•	reviewed publicly available financial data stock market performance data and trading multiples of companies which we deemed generally comparable to Location Labs;

•	reviewed the terms of recent mergers and acquisitions which we deemed generally comparable to the Transaction;

•	performed discounted cash flow analyses based on the Location Labs Projections and the Synergies;

•	reviewed the pro forma financial results, financial condition and capitalization of AVG giving effect to the Transaction based on the Location Labs Projections, the AVG Projections and the Synergies; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by AVG and Location Labs or obtained by us from public sources, including, without limitation, the Location Labs Management Projections, the Location Labs Projections, the AVG Projections and the Synergies referred to above. With respect to the Location Labs Management Projections, we have relied on representations of senior management of Location Labs that they have been reasonably prepared on bases reflecting the bust currently available estimates and judgments of the senior management of Location Labs as to the expected future performance of Location Labs on a stand-alone basis. With respect to the Location Labs Projections and the Synergies, we have relied on representations of senior management of AVG that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of AVG as to the expected future performance of Location Labs on a stand-alone basis from the revenue enhancements, cost savings, and other financial benefits expected to result from the Transaction. With respect to the AVG Projections, we have relied on representations of senior management of AVG that they have been reasonably prepared on basis reflecting the best currently available estimates and judgments of the senior management of AVG as to the expected future performance of AVG on a stand-alone basis. We have not assumed any responsibility for the independent verification of such information, including, without limitation, the Location Labs Management Projections, the Location Labs Projections, the VG Projections and the Synergies provided to us, and we have further relied upon the assurances of the senior management of each Location Labs and VG that they are unaware of any facts that would make the financial and other information, including, without limitation, the Location Labs Management Projections, the Location labs Projections, the AVG Projections and the Synergies provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Location Labs and AVG, nor have we been furnished with any such appraisals . We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any waiver, amendment or delay of any terms or conditions . We have also assumed that the Agreement as executed and delivered by the parties thereto will not be different in any material respect from the most recent draft of the Agreement provided to us by AVG. We have further assumed that in connection with the receipt of any necessary governmental, regulatory or other approvals and consent required for the proposed Transaction, no delays, limitation , restrictions, conditions, amendments or modifications, will be imposed that, individually or collectively, would have a material adverse effect on Location Labs or AVG or the proposed Transaction. We are not legal, tax or regulatory advisors and have relied upon without independent verification, the assessment of AVG and its legal tax and regulatory advisor with respect to legal tax and regulatory matters.

We express no opinion with respect to the fairness of the amount or nature of any compensation that may be paid by AVG to Location Labs’ officers , directors or employees or any class of such persons in connection with the Transaction relative to the Consideration to be paid by AVG to the securityholders of Location Labs.

We also express no opinion with respect to the price or range of prices at which the ordinary shares of AVG may trade subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to AVG in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. We also will be reimbursed for certain out-of-pocket expenses incurred. AVG has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement letter with AVG. Principals of Bridge Street Securities, LLC are also principals of Bridge Street Advisors, LLC, which has been previously engaged by AVG to provide consulting and business advisory services for which it receives compensation immaterial to the Transaction. Our firm’s procedures for approving and issuing fairness opinions do not require such opinions to be approved or authorized by a fairness opinion committee and therefore this opinion has not been approved or issued by such a committee.

It is understood that this letter is intended solely for the benefit and use the Board of Directors of AVG and does not constitute a recommendation to the Board of Directors of AVG or any holders of AVG ordinary shares as to how to vote in connection with the Transaction. This opinion does not address AVG’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for AVG or the effects of any other transaction in which AVG might engage, including, without limitation, the debt financing in connection with the Transaction. Except as set forth in the engagement letter dated August 1, 2014 between AVG and us, this letter is not to be used for whole or in part, without our prior written consent; provided, however, that a complete copy of this letter may be included in its entirety in the shareholder circular to be distributed to the holders of AVG ordinary shares in connection with the Transaction or any other information statement relating to the Transaction which AVG must, under any applicable law, file with any governmental agency. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstance or events occurring after the date hereof.

Based on and subject to the foregoing it is our opinion that as of the date hereof, the consideration to be paid by AVG in the Transaction is fair from a financial point of view, to AVG.

Very truly yours,

BRIDGE STREET SECURITIES, LLC

By:	/s/ William Hsieh
William Hsieh
Managing Director